Invesco CurrencyShares British Pound Sterling Trust

FXB

As of June 30, 2018

Fund Description

The Invesco CurrencyShares® British Pound Sterling Trust (the "trust") is designed to track the price of the British pound sterling, and trades under the ticker symbol FXB. The British pound sterling is the official currency of the United Kingdom (England, Wales, Scotland and Northern Ireland) and has been the currency of the accounts of the Bank of England since 1694. The Fund is rebalanced quarterly.

Fund Data

Fund Symbol	FXB
Share Price	$128.08
NAV Price	$128.13
Total Expense Ratio	0.40%
CUSIP	46138M109
Listing Exchange	NYSE Arca

Growth of $10,000



$10k
$0
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
WM/Reuters British Pound Closing Spot Rate*
$6,617
CurrencyShares British Pound Sterling Trust
$6,547

Data beginning 10 years prior to the ending date of June 30, 2018. Fund performance shown at NAV.

Fund Performance & Index History (%)

	YTD	1 year	3 year	5 year	10 year	Fund Inception
Benchmark Index						
WM/Reuters British Pound Closing Spot Rate	-2.40	1.64	-5.67	-2.74	-	-
Fund						
NAV	-2.56	1.30	-5.99	-3.07	-4.15	-2.11
Market Price	-2.38	0.99	-5.97	-3.13	-4.16	-2.11

Performance data quoted represents past performance, which is not a guarantee of future results. Investment returns and principal value will fluctuate, and shares, when redeemed, may be worth more or less than their original cost. Current performance may be higher or lower than performance data quoted. See invesco.com for the most recent month-end performance numbers. Fund performance reflects applicable fee waivers, absent which the performance data quoted would have been lower. Returns less than one year are cumulative. The net asset value (NAV) and market close performance may differ from one another. A major reason for the difference is that timing discrepancies can exist between the NAV, which is calculated using the WM/Reuters closing spot rate, and the market close, which is calculated using closing price (last trade). Market price returns are based on the midpoint of the bid/ask spread at 4 p.m. ET and do not represent the returns an investor would receive if shares were traded at other times. As the result of a reorganization on April 6, 2018, the returns presented reflect performance of the Guggenheim predecessor fund. Invesco is not affiliated with Guggenheim.

Issuer Free Writing Prospectus dated August 17, 2018
Filed Pursuant to Rule 433
Registration No. 333-212378

Fund Inception: June 21, 2006

Index returns do not represent Fund returns. An investor cannot invest directly in an index.

WM/Reuters British Pound Closing Spot Rate* performance prior to 11/13/2008 reflects the noon buying rate as determined by the Federal Reserve Bank of New York. From 11/13/2008 forward, the performance reflects that of the WM/Reuters British Pound Closing Spot Rate AND IS NOT INTENDED FOR ANY THIRD PARTY USE.

The benchmark index does not charge management fees or brokerage expenses, and no such fees or expenses were deducted from the performance shown; nor does the benchmark index lend securities, and no revenues from securities lending were added to the performance shown. In addition, the results actual investors might have achieved would have differed from those shown because of differences in the timing, amounts of their investments, and fees and expenses associated with an investment in the Fund.

WM/Reuters closing spot rate is the exchange rate of the U.S. dollar and the applicable foreign currency as determined by WM/Reuters as of 4:00 p.m. London Time.

Shares are not individually redeemable. Shares may be acquired from the Fund and tendered for redemption to the Fund in Creation and Redemption Units only, typically consisting of 50,000 Shares.

FXB

Invesco CurrencyShares British Pound Sterling Trust

As of June 30, 2018

Top Fund Holdings (%)

	Weight
British Pound Sterling	100.00

Annual Index History (%)

	WM/Reuters British Pound Closing Spot Rate
2009	12.32
2010	-3.05
2011	-0.74
2012	4.59
2013	1.89
2014	-5.86
2015	-5.47
2016	-16.16
2017	9.48
2018 YTD	-2.40

Potential Benefits

- Investors may wish to invest in the currency in order to take advantage of short-term tactical or long-term strategic opportunities.
- An investor who believes that the U.S. dollar is weakening relative to the currency may capitalize on the potential movement.
- An investor who believes that the currency is overvalued relative to the U.S. dollar may choose to sell CurrencyShares, including short sales, as permitted by the Securities and Exchange Commission (SEC).
- Investors are able to access the currency market through a traditional brokerage account and the shares trade daily on the NYSE Arca.

About risk

The interest rate paid by the Depository, if any, may not be the best rate available. If the Sponsor determines that the interest rate is inadequate, then its sole recourse is to remove the Depository and terminate the Deposit Accounts.

The Fund is subject to certain other risks. Please see the current prospectus for more information regarding the risks associated with an investment in the Fund.

The Fund is not a mutual fund or any other type of investment company within the meaning of the Investment Company Act of 1940, as amended, and is not subject to regulation thereunder.

Shares in the Fund are not FDIC insured, may lose value and have no bank guarantee.

The Trust has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at sec.gov.

Alternatively, you may visit the Trust's web site at invesco.com or the Trust will arrange to send you the prospectus if you request it by calling toll free 800 983 0903.

CurrencyShares are subject to risks similar to those of stocks and may not be suitable for all investors. The value of the Shares relates directly to the value of the British Pounds Sterling held by the Trust. Fluctuations in the price of the British Pound Sterling could materially and adversely affect the value of the Shares.

The USD/British Pounds Sterling exchange rate, like foreign exchange rates in general, can be volatile and difficult to predict. This volatility could materially and adversely affect the performance of the Shares. Investment in foreign exchange related products is subject to many factors that contribute to or increase volatility, such as national debt levels and trade deficits, changes in domestic and foreign interest rates, and investors' expectations concerning interest rates, currency exchange rates and global or regional political, economic or financial events and situations.

If interest earned by the Trust does not exceed the Trust's expenses, the Trustee will withdraw British Pounds Sterling from the Trust to pay these excess expenses, which will reduce the amount of British Pounds Sterling represented by each Share on an ongoing basis and may result in adverse tax consequences for Shareholders.

If the Trust incurs expenses in USD, the Trust would be required to sell British Pounds Sterling to pay these expenses. The sale of the Trust's British Pounds Sterling to pay expenses in USD at a time of low British Pounds Sterling prices could adversely affect the value of the Shares.

Substantial sales of British Pounds Sterling by the official sector could adversely affect an investment in the Shares.

Invesco Specialized Products, LLC is the sponsor/issuer and Invesco Distributors, Inc. is the distributor for the Trust. Both firms are indirect, wholly owned subsidiaries of Invesco Ltd.

The WM/Reuters closing spot rates are provided by The World Markets Company LBC (WM) in conjunction with Reuters and are used for certain currencies (the "rates") displayed herein. WM and Reuters shall not be liable for any errors in delays in providing or making available the WM/Reuters closing spot rates nor for any actions taken in reliance on the same. This information cannot be used, reproduced, distributed, redistributed, licensed in any way without a written agreement with WM.

The Bank of New York Mellon is the Trustee and JPMorgan Chase Bank, N.A., London Branch is the Depository for the Trust. Invesco is not affiliated with the Trust's Depository or Trustee.

This does not constitute a recommendation of any investment strategy or product for a particular investor. Investors should consult a financial professional before making any investment decisions.

Note: Not all products available through all firms or in all jurisdictions.

800 983 0903 invesco.com

P-FXB-PC-1 08/18